UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G




                   Under the Securities Exchange Act of 1934




                                   NTELOS Inc
                       (f/k/a CFW Communications Company)
                           __________________________
                                (Name of Issuer)




                                  Common Stock
                                  ____________
                         (Title of Class of Securities)




                                  67019 U 10 1
                                  ____________
                                 (CUSIP Number)




                               November 30, 2000
                               __________________
            (Date of Event Which Requires Filing of this Statement)







                     Check the appropriate box to designate
               the rule pursuant to which this Schedule is filed:

                  [_]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [_]      Rule 13d-1(d)

_____________________                                      _____________________
CUSIP No. 67019 U 10 1                  13G                Page 2 of 10 Pages
________________________________________________________________________________
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                MORGAN STANLEY DEAN WITTER & CO.
                IRS # 393145972
________________________________________________________________________________
2       Check the Appropriate Box if a Member of a Group                (a) [_]
        (See Instructions)                                              (b) [_]

________________________________________________________________________________
3       SEC Use Only

________________________________________________________________________________
        Citizenship or Place of Organization

                Delaware
________________________________________________________________________________
        Number of              5        Sole Voting Power

         Shares                                 None
                          ______________________________________________________
       Beneficially            6        Shared Voting Power

         Owned by                               1,584,668(1)
                          ______________________________________________________
          Each                 7        Sole Dispositive Power

        Reporting                               None
                          ______________________________________________________
       Person With             8        Shared Dispositive Power

                                                638,212 (2)
________________________________________________________________________________
9       Aggregate Amount Beneficially Owned by Each Reporting Person

                1,584,668(1)
________________________________________________________________________________
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

                Not Applicable
________________________________________________________________________________
11      Percent of Class Represented by Amount in Row (9)

                10.8% (3)
________________________________________________________________________________
12      Type of Reporting Person (See Instructions)

                IA, CO
________________________________________________________________________________

_____________________                                      _____________________
CUSIP No. 67019 U 10 1                  13G                Page 3 of 10 Pages
________________________________________________________________________________
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                MORGAN STANLEY DEAN WITTER EQUITY FUNDING, INC.
                IRS # 134017226
________________________________________________________________________________
2       Check the Appropriate Box if a Member of a Group                (a) [_]
        (See Instructions)                                              (b) [_]

________________________________________________________________________________
3       SEC Use Only

________________________________________________________________________________
        Citizenship or Place of Organization

                Delaware
________________________________________________________________________________
        Number of              5        Sole Voting Power

         Shares                                 None
                          ______________________________________________________
       Beneficially            6        Shared Voting Power

         Owned by                               1,584,668(1)
                          ______________________________________________________
          Each                 7        Sole Dispositive Power

        Reporting                               None
                          ______________________________________________________
       Person With             8        Shared Dispositive Power

                                                638,212 (2)
________________________________________________________________________________
9       Aggregate Amount Beneficially Owned by Each Reporting Person

                1,584,668(1)
________________________________________________________________________________
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

                Not Applicable
________________________________________________________________________________
11      Percent of Class Represented by Amount in Row (9)

                10.8% (3)
________________________________________________________________________________
12      Type of Reporting Person (See Instructions)

                IA, CO
________________________________________________________________________________

                                                          Page 4 of 10 Pages

(1) Represents (i) 582,656 shares of common stock issuable upon conversion of certain preferred shares owned by Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDW Equity Funding"), (ii) 55,556 shares of common stock issuable upon exercise of warrants owned by MSDW Equity Funding and (iii) 946,456 shares of common stock issuable upon conversion of certain preferred shares owned by Welsh, Carson, Anderson & Stowe VIII L.P. ("WCAS"), over which MSDW Equity Funding has voting power pursuant to a proxy described in Item 4 below.

(2) Does not include 946,456 shares of common stock over which MSDW Equity Funding has voting power pursuant to a proxy described in Item 4 below since WCAS retains sole dispositive power and pecuniary interest over these shares.

(3) Based on a total of 13,129,653 shares of common stock outstanding as of November 14, 2000 and gives effect to the conversion of all preferred shares and exercise of all warrants beneficially owned by MSDW Equity Funding as of the date hereof, as described in Item 4 below.

                                                           Page 5 of 10 Pages

Item 1(a)       Name of Issuer:

                NTELOS Inc (f/k/a CFW Communications Company) (the "Issuer")

Item 1(b)       Address of Issuer's Principal Executive Offices:

                401 Spring Lane, Suite 300, Waynesboro, Virginia 22980

Item 2(a)       Name of Person Filing:

                The names of the persons filing this statement are (i) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW") and
                (ii) MSDW Equity Funding, a Delaware corporation that is a wholly owned subsidiary of MSDW.

Item 2(b)       Address of Principal Business Office or, if None, Residence:

                The address of the principal business and principal office of MSDW is 1585 Broadway, New York, New York 10036. The address of the principal business and principal office of MSDW Equity Funding is c/o Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036.

Item 2(c)       Citizenship:

                See Item 4 of the cover page pertaining to each reporting person.

Item 2(d)       Title of Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number:

                67019 U 10 1

Item 3.         Not applicable since this statement is filed pursuant to Rule
                13d-1(c).

Item 4.         Ownership.

                (a) Amount Beneficially Owned:

                See Item 9 of the cover page pertaining to each reporting person.

                                                          Page 6 of 10 Pages

        This figure represents (i) 582,656 shares of common stock issuable upon conversion of shares of Senior Cumulative Convertible Preferred Stock, Series B ("Series B Preferred") and Senior Cumulative Convertible Preferred Stock, Series C ("Series C Preferred") owned by MSDW Equity Funding, (ii) 55,556 shares of common stock issuable upon exercise of warrants owned by MSDW Equity Funding and (iii) 946,456 shares of common stock issuable upon conversion of shares of Series B Preferred and Series C Preferred owned by Welsh, Carson, Anderson & Stowe VIII L.P. ("WCAS"), over which MSDW Equity Funding has voting power pursuant to a proxy described below.

        On November 30, 2000, WCAS, with the consent of MSDW Equity Funding, executed a proxy (the "Proxy") pursuant to Section 13.1-663 of the Virginia Stock Corporation Act of the State of Virginia, appointing MSDW Equity Funding as its proxyholder with full power to represent and vote in its sole discretion a number of votes currently equal to the votes of 946,456 shares of common stock of the Issuer issuable upon conversion shares of Series B Preferred and Series C Preferred owned by WCAS at any and all annual and/or special meetings of shareholders of the Issuer, until such time as certain events occur as set forth in the Amended and Restated Shareholders Agreement (the "Shareholders' Agreement") dated as of October 23, 2000 among the Issuer, WCAS, Welsh, Carson, Anderson & Stowe IX L.P. and the other persons listed on the signature pages thereto, including MSDW Equity Funding. WCAS has sole dispositive power over such shares, but it cannot, until termination of the Proxy, direct voting of such shares. The Proxy granted full and discretionary authority for MSDW Equity Funding to vote such shares in accordance with its best judgment. MSDW Equity Funding has no pecuniary interest over such shares. Both the Proxy and the Shareholders' Agreement provide that voting by MSDW Equity Funding of the shares subject to the Proxy shall not result in MSDW Equity Funding casting a number of votes that exceeds the number of votes equal to 9.9% of the total number of votes entitled to be cast on any particular matter.

        The shares subject to the Proxy increased the beneficial ownership of MSDW Equity Funding from less than 5% to approximately 10.8% of outstanding common stock of the Issuer and it is this event which has required MSDW Equity Funding to file this statement.

        On December 4, 2000, the shareholders of the Issuer approved the conversion of all shares of Senior Cumulative Convertible Preferred Stock, Series D to shares of Series C Preferred and certain changes on the terms of Series C Preferred. This statement took into consideration such approval and the information contained in this statement is correct as of the date hereof, unless otherwise indicated.

        MSDW Equity Funding is a wholly owned subsidiary of MSDW.

        (b) Percent of Class:  10.8% for each reporting person.

        This is based on a total of (i) 13,129,653 shares of common stock outstanding as of November 14, 2000 and (ii) 1,584,668 shares of common stock, beneficially owned by MSDW Equity Funding, as described above. The 1,584,668 shares are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by MSDW Equity Funding pursuant to Rule 13d-3(d)(1)(i).

        (c) Number of shares as to which such person has:

                (i)     sole power to vote or direct the vote:

                        See Item 5 of the cover page of each reporting person.

                (ii)     shared power to vote or to direct the vote:

                                                          Page 7 of 10 Pages

                        See Item 6 of the cover page of each reporting person.

                (iii)   sole power to dispose or to direct the disposition of:

                        See Item 7 of the cover page of each reporting person.

                (iv)    shared power to dispose or to direct the disposition of:

                        See Item 8 of the cover page of each reporting person.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                See Item 4 above for a description of the Proxy.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                MSDW is filing this statement as a parent company of MSDW Equity Funding pursuant to Rule 13d-1(c).

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of Group.

                Not Applicable.

Item 10.        Certifications.

                By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                          Page 8 of 10 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2000                       MORGAN STANLEY DEAN WITTER & CO.

                                                By: /s/ Dennine Bullard
                                                    ____________________________
                                                    Name: Dennine Bullard
                                                    Title: Manager, Morgan
                                                           Stanley & Co.
                                                           Incorporated




                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2000                        MORGAN STANLEY DEAN WITTER
                                                 EQUITY FUNDING, INC.

                                                By: /s/ James T. Keane
                                                    ____________________________
                                                    Name: James T. Keane
                                                    Title: Vice President

                                                          Page 9 of 10 Pages

                                INDEX TO EXHIBIT

EXHIBIT 1.      Agreement to Make a Joint Filing

                                                          Page 10 of 10 Pages

                                                      EXHIBIT 1 TO SCHEDULE 13G

                        AGREEMENT TO MAKE A JOINT FILING

                               December 11, 2000

Morgan Stanley Dean Witter & Co. and Morgan Stanley Dean Witter Equity Funding,

Inc. hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


                                                MORGAN STANLEY DEAN WITTER & CO.

                                                By  /s/ Dennine Bullard
                                                    ____________________________
                                                    Name: Dennine Bullard
                                                    Title: Manager, Morgan
                                                           Stanley & Co.
                                                           Incorporated


                                                MORGAN STANLEY DEAN WITTER
                                                EQUITY FUNDING, INC.

                                                By  /s/ James T. Keane
                                                    ____________________________
                                                    Name: James T. Keane
                                                    Title: Vice President